Press Release

Continued strong growth in Q3 with key regulatory milestones achieved

Paris, October 28, 2022
Q3 2022 sales growth of 9.0% at CER driven by Specialty Care and Vaccines
•Specialty Care grew 19.9% driven by Dupixent® performance (€2,314 million, +44.5%) and launch momentum in Rare Disease
•Vaccines up 23.5% from strong Flu sales in the quarter, rebound of Travel vaccines and growth of Meningitis and PPH franchises
•General Medicines achieved 2.4% core assets growth despite lower Lovenox® sales due to decreasing demand from COVID-19
•CHC up 1.9% with strong growth in Digestive Wellness and Cough & Cold in a normalizing market environment post-COVID-19
Q3 2022 business EPS(1) up 17.9% at CER driven by higher sales and margin expansion
•BOI margin up 1.9 ppt to 36.0% due to gross margin improvement from efficiency gains, product mix and EUROAPI deconsolidation
•Business EPS(1) of €2.88, up 32.1% on a reported basis and 17.9% at CER
•IFRS EPS of €1.66, down 9.8%, reflecting a €1,586 billion impairment charge related to SAR444245
Progress on Corporate Social Responsibility strategy
•Access to Medicine Foundation recognized Sanofi Global Health Unit’s work to improve insulin access in low-middle income countries
Key R&D milestones and regulatory achievements
•Dupixent® approved in the U.S. as the first and only treatment for adults with prurigo nodularis
•FDA granted priority review for Altuviiio™ (efanesoctocog alfa) for the treatment of hemophilia A
•FDA approved XenpozymeTM for the treatment of acid sphingomyelinase deficiency (ASMD) in adult and pediatric patients
•CHMP recommended approval of Beyfortus® (nirsevimab) for prevention of RSV disease in infants
•CHMP recommended approval of Enjaymo™ in adult patients with cold agglutinin disease (CAD)
Full-year 2022 business EPS guidance revise upward
•Sanofi now expects 2022 business EPS(1) to grow approximately 16%(2) at CER, barring unforeseen major adverse events. Applying average October 2022 exchange rates, the positive currency impact on 2022 business EPS is estimated between +9.5% to +10.5%
Sanofi Chief Executive Officer, Paul Hudson, commented:
“Our strong results for the third quarter demonstrate that Sanofi is on the right path, with a remarkable performance of 20% growth in both Specialty Care and Vaccines, leading us to again raise our business EPS guidance for the full-year. Our commitment to breakthrough science is bearing fruit. Three of our priority first or best-in-class medicines reached important regulatory milestones. Beyfortus® was recommended by EMA’s CHMP for prevention of RSV disease in all infants while Altuviiio™ was granted priority review by the US FDA for people with hemophilia A. Dupixent® keeps breaking new ground with a recent US FDA approval making it the first and only treatment indicated for prurigo nodularis, the second indication in dermatology, and fifth overall for Dupixent in the US. Social impact continues to be at the center of our company’s agenda, as illustrated by the introduction of our first two carbon offsetting programs. Looking ahead, we are well positioned to achieve our BOI margin target of 30% in 2022 and to stay focused on our ambition to transform the practice of medicines for patients around the world.”

	Q3 2022	Change	Change at CER	9M 2022	Change	Change at CER
IFRS net sales reported	€12,482m	+19.7%	+9.0%	€32,272m	+16.2%	+8.6%
IFRS net income reported	€2,076m	-10.1%	_	€5,260m	+3.7%	—
IFRS EPS reported	€1.66	-9.8%	_	€4.20	+3.7%	—
Free cash flow(3)	€2,695m	+22.4%	_	€5,937m	+6.9%	—
Business operating income	€4,498m	+26.5%	+13.0%	€10,316m	+22.0%	+12.8%
Business net income(1)	€3,606m	+31.8%	+17.7%	€8,200m	+26.5%	+16.9%
Business EPS(1)	€2.88	+32.1%	+17.9%	€6.55	+26.4%	+17.0%
Changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (definition in Appendix 7). (1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (definition in Appendix 7). The consolidated income statement for Q3 2022 is provided in Appendix 3 and a reconciliation of reported IFRS net income to business net income is set forth in Appendix 4; (2) 2021 business EPS was €6.56; (3) Free cash flow is a non-GAAP financial measure (definition in Appendix 7).

2022 third-quarter and nine-months Sanofi sales
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Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER1
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In the third quarter of 2022, Sanofi sales were €12,482 million, up 19.7% on a reported basis. Exchange rate movements had a positive effect of 10.7 percentage points, mainly due to the U.S. dollar. At CER, company sales were up 9.0%.
In the first nine months of 2022, Sanofi sales reached €32,272 million, up 16.2% on a reported basis. Exchange rate movements had a positive effect of 7.6 percentage points. At CER, company sales were up 8.6%.

Global Business Units
Third-quarter 2022 net sales by Global Business Unit (variation at CER; € million; % of total sales)
Third-quarter 2022 net sales by geographic region (variation at CER; € million; % of total sales)
Third-quarter 2022 operating income
Third-quarter business operating income (BOI) increased 26.5% to €4,498 million. At CER, BOI increased 13.0%. The ratio of BOI to net sales increased 1.9 percentage point to 36.0% (35.3% at CER). In the first nine months, BOI increased 22.0% to €10,316 million. At CER, BOI increased 12.8%. The ratio of business operating income to net sales increased 1.5 percentage point to 32.0% (31.6% at CER).
1 See Appendix 7 for definitions of financial indicators.

Pharmaceuticals
Third-quarter Pharmaceutical sales increased 5.1% to €7,896 million, mainly driven by the Specialty Care portfolio (up 19.9%) with continued strong performance of Dupixent® while sales in General Medicines decreased 8.5%. In the first nine months of 2022, Pharmaceuticals sales increased 6.8% to €22,895 million reflecting the strong performance of Specialty Care and General Medicines core assets.
Specialty Care
Dupixent

Net sales (€ million)	Q3 2022	Change at CER	9M 2022	Change at CER
Total Dupixent®	2,314	+44.5%	5,891	+44.5%
In the third quarter, Dupixent® (collaboration with Regeneron) sales increased 44.5% to €2,314 million. In the U.S., Dupixent® sales of €1,803 million (up 45.1%) were driven by continued strong demand in the approved indications, atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP) and the strong launches of AD in children as young as 6 months as well as eosinophilic esophagitis approved in May. Dupixent® total prescriptions (TRx) increased 38% (year-over-year) and new-to-brand prescriptions (NBRx) grew 49%. In Europe, third-quarter Dupixent® sales grew 38.7% to €241 million reflecting continued growth in AD, asthma and CRSwNP. In the Rest of the World region, third-quarter sales reached €270 million, up 46.6%, driven mainly by sales in Japan and China. First-nine months Dupixent® sales reached €5,891 million, up 44.5%.
Neurology and Immunology

Net sales (€ million)	Q3 2022	Change at CER	9M 2022	Change at CER
Aubagio®	521	-3.7%	1,538	-4.2%
Lemtrada®	18	-20.0%	63	-6.3%
Kevzara®	88	-2.4%	260	+25.5%
Total Neurology and Immunology	627	-4.1%	1,861	-0.9%
In the third quarter and the first nine months, Neurology and Immunology sales decreased 4.1% (to €627 million) and 0.9% respectively, mainly due to lower Aubagio® sales.
Aubagio® sales decreased 3.7% in the third quarter to €521 million due to lower sales in the U.S. as a result of both competitive pressure and price and in the Rest of the World region.
Third-quarter Kevzara® (collaboration with Regeneron) sales decreased 2.4% to €88 million due to a high base in the third quarter of 2021 which benefitted from a temporary increased global demand for IL-6 receptor blockers.
Rare Disease

Net sales (€ million)	Q3 2022	Change at CER	9M 2022	Change at CER
Myozyme® / Lumizyme®	255	-10.2%	742	-5.7%
Fabrazyme®	240	+5.7%	698	+5.8%
Cerezyme®	181	+8.8%	548	+6.6%
Cerdelga®	78	+10.9%	217	+8.6%
Aldurazyme®	69	+15.8%	202	+8.3%
Nexviazyme®/Nexviadyme®	58	–	131	–
Others Rare Disease	19	-17.4%	57	-14.9%
Total Rare Disease	900	+7.7%	2,595	+7.1%
In the third quarter, Rare Disease sales increased 7.7% to €900 million driven by growth of Pompe franchise as well as Gaucher franchise in the Rest of the World region which benefitted from favorable purchasing patterns. First-nine months sales of Rare Disease increased 7.1% reflecting growth across all three geographic regions and across all core franchises.
Third-quarter sales of the Pompe franchise increased 8.2% to €313 million driven by the ramp up of Nexviazyme®/Nexviadyme® in the U.S., Europe and Japan. Sales of Nexviazyme®/Nexviadyme® were €58 million in the third quarter (of which €46 million in the U.S.). Myozyme®/Lumizyme® sales decreased 10.2% to €255 million mainly reflecting the conversion to Nexviazyme® in the eligible Pompe population (late-onset disease).
Sales of the Gaucher franchise increased 9.4% (to €259 million) in the third quarter. Cerezyme® sales were up 8.8% to €181 million, driven by the Rest of the World region, reflecting favorable purchasing patterns and sustained new patient accruals. In parallel, Cerdelga® sales were up 10.9% driven by switches and new patient accruals.
Third-quarter Fabrazyme® sales increased 5.7% to €240 million reflecting growth in all three geographic regions.
XenpozymeTM (olipudase alfa) was launched in Japan in June as the first and only enzyme replacement therapy for the treatment of non-Central Nervous System (CNS) manifestations of Acid Sphingomyelinase. Third-quarter sales were €2 million.
Oncology

Net sales (€ million)	Q3 2022	Change at CER	9M 2022	Change at CER
Jevtana®	101	-13.3%	304	-18.6%
Sarclisa®	79	+54.2%	208	+62.3%
Fasturtec®	44	+10.8%	130	+9.0%
Libtayo®	—	-100.0%	88	-9.6%
Total Oncology	224	-8.4%	731	+2.1%
Third-quarter Oncology sales decreased 8.4% (to €224 million) reflecting the end of consolidation of Libatyo® sales from the beginning of July. Excluding Libtayo®, Oncology sales were up 8.4% driven by strong growth of Sarclisa® which largely offset the impact of Jevtana® generic competition in Europe. First-nine months, Oncology sales increased 2.1% and 4.0% when excluding Libtayo® sales in both years.
Sanofi stopped consolidating Libtayo® non-U.S. sales from the third quarter of 2022 following the restructuring of its immuno-oncology collaboration with Regeneron Pharmaceuticals, Inc. Under the amended and restated license and collaboration agreement, Regeneron has obtained worldwide exclusive license rights to Libtayo®. Prior, the companies had split equally Libtayo®’s worldwide operating profits and co-commercialized Libtayo® in the U.S., with Sanofi solely responsible for commercialization in the rest of the world.
Third-quarter Sarclisa® sales were €79 million, up 54.2% primarily driven by performance in the U.S. (€37 million, up 72.2%), Europe and Japan.
Third-quarter Jevtana® sales decreased 13.3% to €101 million following the entry of generic competition in Europe at the end of March 2021. In the U.S., Jevtana® is currently covered by four Orange Book listed patents US 7,241,907, US 8,927,592, US 10,583,110 and US 10,716,777. Sanofi filed patent infringement suits under Hatch-Waxman against generic filers asserting the ‘110 patent, the ‘777 patent and the '592 patent in the US District Court for the District of Delaware. Sanofi has reached settlement agreements with some of the defendants and the suit against the remaining defendants is ongoing. In August 2022, the district court dismissed Sanofi’s infringement claim related to the ‘592 patent. A 3-day trial related to the ‘110 patent and the ‘777 patent has been scheduled in January 2023 and the remaining defendants have agreed not to launch any generic cabazitaxel product until the earlier of a district court decision in favor of the defendants or four months after the completion of the post-trial briefing.

Rare Blood Disorders

Net sales (€ million)	Q3 2022	Change at CER	9M 2022	Change at CER
Eloctate®	151	-7.6%	442	-4.7%
Alprolix®	126	+8.9%	363	+9.0%
Cablivi®	52	+14.3%	149	+11.1%
EnjaymoTM	7	–	11	–
Total Rare Blood Disorders	336	+3.5%	965	+3.7%
In the third quarter, Rare Blood Disorders franchise sales increased 3.5% (€336 million), mainly reflecting Alprolix® and Cablivi® growth partially offset by lower Eloctate® sales. First-nine months franchise sales were up 3.7% driven by Alprolix® and Cablivi®.

Eloctate® sales were €151 million in the third quarter, down 7.6% reflecting lower sales in the U.S. due to competitive pressure and lower sales in the rest of the world region.
Third-quarter Alprolix® sales were up 8.9% to €126 million driven by the U.S.
Cablivi® sales increased by 14.3% to €52 million in the third quarter supported by growth in the U.S. and in Europe.
Third-quarter sales of Enjaymo™, the first approved treatment for patients with cold agglutinin disease were €7 million (U.S. approval in February. The roll-out in Japan started in September).
General Medicines
Third-quarter General Medicines sales decreased 8.5% to €3,495 million. Adjusted from portfolio streamlining and excluding EUROAPI2 third party sales (in the third quarter of 2022 and 2021), sales decreased 4.1%. Third-quarter Industrial sales were €127 million, down 43.3% and reflected deconsolidation of EUROAPI third party sales from May 10.
First-nine months sales of General Medicines decreased 4.4%. Adjusted from portfolio streamlining and excluding EUROAPI third party sales (in the first nine months of 2022 and 2021), sales decreased 1.6%. In the first nine months, core assets3 sales accounted for 44.1% of General Medicines sales compared with 40.2% for the same period of 2021.
Core assets

Net sales (€ million)	Q3 2022	Change at CER	9M 2022	Change at CER
Lovenox®*	307	-23.0%	1,021	-14.0%
Toujeo®	304	+17.2%	845	+8.5%
Plavix®	230	-1.4%	738	-0.4%
Praluent®	83	+33.9%	280	+63.2%
Thymoglobulin®	118	+15.4%	328	+13.7%
Multaq®	101	+10.1%	279	+8.7%
Mozobil®	68	+1.7%	192	+4.7%
Soliqua®	54	-5.9%	160	+4.3%
Rezurock®	60	–	144	–
Others	261	-2.8%	804	-1.4%
Total core assets	1,586	+2.4%	4,791	+4.3%
*Excluding Auto generics
In the third quarter, core assets3 sales increased 2.4% to €1,586 million, driven by double-digit growth of Toujeo®, Praluent®, Thymoglobulin® and Multaq® as well as the strong performance of Rezurock®, partially offset by lower sales of Lovenox®. In the first nine months, core assets sales increased 4.3% to €4,791 million sustained by growth of Praluent®, Thymoglobulin®, Toujeo® and Multaq® as well as the contribution of Rezurock®.
Third-quarter Lovenox® sales decreased 23.0% to €307 million, reflecting a high comparative base in 2021 due to COVID-19 related demand, leading to a decrease of the Low Weight Molecular Heparins market. At the same time competition of biosimilars is increasing.
Third-quarter Toujeo® sales increased 17.2% to €304 million, reflecting growth in Europe and in the Rest of the World region where Toujeo® benefitted from a strong demand in China and favorable phasing.
Plavix® sales were down 1.4% in the third quarter at €230 million, reflecting consistent volume growth in China (sales were up 7.8% to €106 million). This was offset by lower sales in Europe and the Rest of the World region, including Japan where the product was impacted by a mandatory price cut at the beginning of April.
Praluent® third-quarter sales were €83 million, up 33.9%, driven by performance in Europe and an accelerated ramp-up in China due to the inclusion in the NDRL effective January 2022.
Multaq® third-quarter sales grew 10.1% to €101 million, reflecting growth in the U.S.
Sales of Rezurock® were €60 million in the third quarter. Since launch more than 1300 patients have been treated with Rezurock® (more than 30% of current addressable patient population) with excellent persistency rates.
2 EUROAPI third party sales were deconsolidated from May 10
3 Sanofi has prioritized core assets in its General Medicines portfolio with differentiated and/or established profiles that have significant opportunity for growth in key markets. Core assets include Toujeo, Soliqua, Praluent, Multaq, Lovenox, Plavix and others for total sales of €5.768 million in 2021

Non-core assets

Net sales (€ million)	Q3 2022	Change at CER	9M 2022	Change at CER
Lantus®*	559	-17.7%	1,830	-10.3%
Aprovel®/Avapro®	129	+11.2%	374	+14.0%
Other non-core assets	1,094	-12.5%	3,414	-9.4%
Total non-core assets	1,782	-12.8%	5,618	-8.5%
In the third quarter, non-core assets sales decreased 12.8% to €1,782 million reflecting divestments (-1.7 ppt), and VBP impact in China on Lantus® as well as on Eloxatin® and Taxotere® sales. In the first nine months, non-core assets sales decreased 8.5% and 6.9% (-1.6 ppt) excluding divestments.
Lantus® sales were €559 million, down 17.7% in the third quarter. In the U.S., sales decreased 7.0%, impacted by formulary losses as well as by erosion of the basal insulin market. In Rest of the World region, sales were down 26.5% reflecting the insulin VBP in China starting in May this year.
In China, Sanofi participated in the VBP tender for basal insulin analogues in November and was among the bidding winners in Group A with Toujeo® and Lantus®. In 2022, Sanofi expects its glargine sales to decrease not more than 30% in China, benefiting from higher volumes at significantly lower prices. In China, third-quarter and first nine months Toujeo®/Lantus® sales were €102 million (down 31.6%) and €396 million (down 13.7%), respectively, mainly reflecting lower Lantus® sales.
Third-quarter Aprovel®/Avapro® sales were up 11.2% to €129 million driven by the Rest of the World region winning back market share following supply constraints in the previous year.
Pharmaceuticals business operating income
In the third quarter, business operating income (BOI) of Pharmaceuticals increased 20.3% to €2,896 million (up 8.4% at CER). The ratio of BOI to net sales increased by 1.6 percentage point to 36.7% (36.2% at CER), reflecting an improvement of the gross margin ratio, higher capital gains related to portfolio streamlining and the positive impact of the amended immuno-oncology and antibody collaborations, despite continued growth of R&D expenses.
First-nine months business operating income of Pharmaceuticals increased 16.9% to €8,553 million (up 9.2% at CER). The ratio of BOI to net sales increased by 0.9 percentage point to 37.4% (37.3% at CER).

Vaccines

Net sales (€ million)	Q3 2022	Change at CER	9M 2022	Change at CER
Influenza vaccines (incl. Fluzone® HD/ Efluelda®, Fluzone®, Flublok®, Vaxigrip®)	1,994	+32.4%	2,175	+26.9%
Polio/Pertussis/Hib vaccines (incl. Hexaxim® / Hexyon®, Pentacel®, Pentaxim® and Imovax®)	640	+9.1%	1,842	+9.1%
Meningitis vaccines (incl. Menactra®, MenQuadfi®)	328	+11.9%	593	-6.5%
Booster vaccines (incl. Adacel ®)	178	+1.3%	439	+11.0%
Travel and endemic vaccines	146	+64.6%	389	+70.2%
Other vaccines	29	-7.4%	75	+8.1%
Total Vaccines	3,315	+23.5%	5,513	+16.5%
Third-quarter Vaccines sales increased 23.5% (to €3,315 million) mainly driven by higher influenza vaccines sales. First-nine months Vaccines sales were up 16.5%, reflecting influenza and Polio/Pertussis/Hib vaccines sales growth and progressive recovery of Travel and Booster vaccines.
Influenza vaccines sales increased 32.4% to €1,994 million in the third quarter, driven by manufacturing excellence and in-market execution, leading to earlier influenza vaccines shipments than last year as well as a favorable product mix driven by Fluzone® HD in the U.S. and Efluelda® in Europe. Third-quarter influenza sales represented approximately 70% of northern hemisphere sales expected in the second half of 2022.

In the third quarter, Polio/Pertussis/Hib (PPH) vaccines sales increased 9.1% to €640 million sustained by the Rest of the World region benefitting from favorable purchasing patterns in public markets. Vaxelis® market share continues to grow in the U.S. As a reminder, Vaxelis® in-market sales are not consolidated and the profits are shared equally between Sanofi and Merck.
Third-quarter Meningitis sales increased 11.9% to €328 million, reflecting favorable CDC inventory fluctuation in the U.S.
Booster vaccines sales increased 1.3% in the third quarter to €178 million, still below pre-pandemic levels.
Third-quarter Travel and endemic vaccines sales increased 64.6% to €146 million, reflecting growth across all geographies in a post pandemic environment.

Vaccines business operating income
In the third quarter, business operating income (BOI) increased 46.2% (up 29.7% at CER) to €1,987 million compared to the same period of last year, reflecting strong sales growth despite higher R&D expenses related to Translate Bio and the mRNA center of excellence. BOI to net sales ratio was 59.9% (58.9% at CER) versus 56.1% for the same period of 2021.
In the first nine months of 2022, BOI of Vaccines increased 31.3% (up 17.6% at CER) to €2,569 million reflecting strong sales growth, gross margin improvement and moderate SG&A evolution which largely offset the payment from Daiichi Sankyo recorded in the first quarter of 2021, as well as higher R&D costs in 2022. The ratio of BOI to net sales was 46.6% (45.3% at CER) versus 44.9% in the first nine months of 2021.

Consumer Healthcare

Net sales (€ million)	Q3 2022	Change at CER	9M 2022	Change at CER
Allergy	160	-0.7%	578	+9.3%
Cough & Cold	127	+30.9%	346	+66.2%
Pain Care	292	-3.8%	910	+7.6%
Digestive Wellness	351	+14.5%	1,012	+12.5%
Physical and Mental Wellness	142	-5.1%	438	+3.7%
Personal Care	150	-2.2%	429	+0.3%
Non-Core / Others	49	-35.1%	151	-27.0%
Total Consumer Healthcare	1,271	+1.9%	3,864	+9.2%
In the third quarter, Consumer Healthcare (CHC) sales increased 1.9% to €1,271 million driven by growth in Europe and the Rest of the World region and compared with the high basis in the third quarter 2021 which benefitted from COVID-19 related demand. This global performance includes a positive price effect of 5.4 percentage points (ppt). The divestments of non-core products had a negative impact of 1.6 ppt in the third quarter mainly impacted the Non-core/others category. First-nine months CHC sales increased 9.2% supported by double-digit growth in Europe and the Rest of the World region. In the first nine month, the divestments of non-core products had a negative impact of 1.2 ppt.
In the U.S., third-quarter CHC sales decreased 5.9% to €319 million due to Q3 2021 high basis related to post Covid sales rebound, as well as a broad market slow down initiated in August.
In Europe, third-quarter CHC sales increased 5.1% to €349 million mainly reflecting longer lasting Cough & Cold season and also divestments.
In Rest of World, third-quarter CHC sales increased 4.1% to €603 million, supported by strong growth of Digestive Wellness driven by Enterogermina offsetting divestments.

CHC business operating income
In the third quarter, business operating income (BOI) of CHC decreased 11.6% (down 19.0% at CER) to €410 million, reflecting higher R&D expenses as well as capital gains related to divestments of non-strategic assets recorded in Q3 2021. The ratio of BOI to net sales decreased 7.9 percentage points to 32.3% (31.9% at CER) versus the prior year. In the first nine months, BOI of CHC increased 19.6% (up 13.4% at CER) to €1,429 million driven by the strong sales growth and higher capital gains related to divestments of non-strategic assets. The ratio of BOI to net sales increased 1.4 percentage point to 37.0% (37.0% at CER).

Company sales by geographic region

Sanofi sales (€ million)	Q3 2022	Change at CER	9M 2022	Change at CER
United States	6,042	+15.0%	13,604	+13.5%
Europe	2,596	+4.6%	7,363	+5.6%
Rest of the World	3,844	+4.5%	11,305	+5.6%
of which China	846	-1.8%	2,545	+7.2%
of which Japan	371	-5.9%	1,207	+0.6%
of which Brazil	220	-4.0%	723	-3.7%
of which Russia	161	-18.7%	502	+1.1%
Total Sanofi sales	12,482	+9.0%	32,272	+8.6%
Third-quarter the U.S. increased 15.0% (to €6,042 million), supported by the strong performance of specialty care driven by Dupixent®, Flu vaccines and core assets from General Medicines.
In Europe third-quarter sales increased 4.6% (to €2,596 million) mainly driven by Dupixent® performance as well as strong Flu Vaccines growth.
In the Rest of World region, third-quarter sales increased 4.5% (to €3,844 million), reflecting the performance of Specialty care driven by Dupixent® and growth of Flu Vaccines. Sales in China decreased 1.8% to €846 million, reflecting VBP impact on Lantus® as well as on Eloxatin® and Taxotere® sales which offset the growth of Dupixent®, Praluent® and Plavix®. In Japan, third-quarter sales decreased 5.9% to €371 million, reflecting lower sales of CHC, Vaccines, non-core assets of General Medicine and Plavix®, despite strong growth of Dupixent® and Sarclisa®. In Russia, third-quarter sales decreased 18.7% to 161 million. In March, Sanofi has stopped any new spending not related to the supply of its essential and life-changing medicines and vaccines in Russia. This includes all advertising and promotional spending. Third-quarter sales in Mexico, South Africa and Australia delivered strong growth.

R&D update at the end of the third quarter 2022

Regulatory update
•The U.S. Food and Drug Administration (FDA) approved Dupixent® (dupilumab) for the treatment of adult patients with prurigo nodularis (PN), following priority review. With this approval, Dupixent is now the first and only medicine specifically indicated to treat this chronic, debilitating skin disease with underlying type 2 inflammation. About 75,000 adults in the U.S. are living with prurigo nodularis and its impact on quality of life is one of the highest among inflammatory skin diseases.
•The FDA accepted for priority review the Biologics License Application (BLA) for AltuviiioTM efanesoctocog alfa, an investigational factor VIII replacement therapy for the treatment of hemophilia A, a rare and life-threatening bleeding disorder. The target action date for the FDA decision is February 28, 2023.
•The FDA approved XenpozymeTM (olipudase alfa-rpcp) for the treatment of non-central nervous system (non-CNS) manifestations of acid sphingomyelinase deficiency (ASMD) in adult and pediatric patients. Xenpozyme is the first therapy indicated specifically for the treatment of ASMD and is currently the only approved treatment for this disease. As a result of the FDA approval, the FDA awarded a Rare Pediatric Disease Priority Review Voucher to Sanofi.
•The European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for Beyfortus® (nirsevimab) for the prevention of respiratory syncytial virus (RSV) lower respiratory tract disease in newborns and infants during their first RSV season. If approved, Beyfortus would be the first and only single-dose passive immunization for the broad infant population, including those born healthy, at term or preterm, or with specific health conditions.
•The CHMP adopted a positive opinion for Enjaymo™ (sutimlimab), recommending that the C1s protein inhibitor be approved in the European Union for treatment of hemolytic anemia in adult patients with cold agglutinin disease (CAD), a rare, serious, and chronic autoimmune hemolytic anemia. Additionally, Enjaymo™ efficacy sBLA was granted priority review by the FDA, based on the CADENZA trial, with the aim to broaden the indication.
•The Japanese Ministry of Health, Labor and Welfare (MHLW) approved Cablivi® for the treatment of acquired thrombotic thrombocytopenic purpura (aTTP).

Portfolio update
Phase 3:
•Positive data from the Phase 3 ATLAS-PPX study demonstrated 80 mg once-monthly fitusiran prophylaxis significantly reduced bleeding episodes by 61% compared to prior factor or bypassing agent (BPA) prophylaxis in adults and adolescents with severe hemophilia A or B, with a median annualized bleeding rate (ABR) of 0.00.
•Latest results from the Phase 3 trial assessing Dupixent® in children aged 1 to 11 years with eosinophilic esophagitis (EoE) met its primary endpoint of histological disease remission at 16 weeks with both higher and lower dose weight-tiered regimens.
•The Lancet published positive results from a Phase 3 trial evaluating Dupixent® in children aged 6 months to 5 years with uncontrolled moderate-to-severe atopic dermatitis, demonstrating that adding Dupixent® to low-potency topical corticosteroids (TCS) significantly improved skin clearance and reduced overall disease severity and itch compared to TCS alone (placebo) at 16 weeks. These data were the basis for the FDA approval and for a regulatory submission currently under review by the European Medicines Agency.
•The Phase 3, open-label study comparing subcutaneous to intravenous administration of Sarclisa® in combination with pomalidomide and dexamethasone (Pd) in Relapsed, Refractory Multiple Myeloma (RRMM) patients who have received at least 1 prior line of therapy (IRAKLIA) enrolled its first participants.
•The global clinical development program of amcenestrant, an investigational oral selective estrogen receptor degrader (SERD) was discontinued, based on the outcome of a prespecified interim analysis of the Phase 3 AMEERA-5 trial evaluating amcenestrant in combination with palbociclib in patients with estrogen receptor-positive advanced breast cancer. An Independent Data Monitoring Committee (IDMC) found that amcenestrant in combination with palbociclib did not meet the prespecified boundary for continuation in comparison with the control arm and recommended stopping the trial. No new safety signals were observed. All studies of amcenestrant, including in early-stage breast cancer (AMEERA-6), will be discontinued.
•Phase 3 trials in relapsing multiple sclerosis (RRMS) for tolebrutinib, GEMINI 1 and GEMINI 2, reached their respective target enrollment. HERCULES for non-relapsing secondary progressive MS (nrSPMS), PERSEUS for primary progressive MS (PPMS) and URSA for myasthenia gravis (MG) are resuming enrollment worldwide per countries’ local regulations. Close to 2,100 enrolled patients around the globe are receiving tolebrutinib treatment, including in the U.S.
Following written notification from the FDA in July requesting additional data, Sanofi provided the requested information with the aim to lift the partial clinical hold (recruitment pause), which could occur as early as Q4 2022.
Phase 2:
•A double-blinded, four-armed dose-ranging study evaluating amlitelimab (anti-OX40L mAb) as add-on therapy was initiated in adult participants with moderate-to-severe asthma.
•Based on emerging external and internal data about non-alpha IL2’s mechanism of action and therapeutic potential, a new Phase 1/2 program is planned to be initiated for SAR444245, focused on schedule intensification to solidify the foundation for a best -in -class target profile. In parallel, the decision was made to discontinue the ongoing phase 2 platform trials with the current every 3-week dose schedule as the efficacy observed in the early look of the data was lower than projected. Note that this decision was not based on any safety-related issues.
Phase 1:
•The study evaluating SAR444200 (anti-GPC3/TCR Nanobody® VHH) in patients with solid tumors enrolled its first participants.
•The development programs for SAR443726 (anti-IL-13/OX40L Nanobody® VHH) in atopic dermatitis and SAR442999 (anti-TNFa/IL-23A Nanobody® VHH) in an inflammatory indication were discontinued due to their clinical profile and portfolio considerations.

Acquisitions and major collaborations
•Sanofi and Innovent Biologics announced a collaboration to bring innovative medicines to patients in China with difficult-to-treat cancers. Both companies are committed to accelerating the development and commercialization of two Sanofi key clinical stage oncology assets: Phase 3 tusamitamab ravtansine (anti-CEACAM5 ADC) and Phase 2 SAR444245 (non-alpha IL-2), combining with Innovent’s sintilimab (anti-PD-1), the leading checkpoint inhibitor in China.

An update of the R&D pipeline at as of Sep 30, 2022, is available on our website:
https://www.sanofi.com/en/science-and-innovation/research-and-development

Progress on implementation of the Corporate Social Responsibility strategy

Embedding CSR into Sanofi’s corporate culture with the Leaders to Citizens program
Leaders to Citizens program
The Leaders to Citizens program is part of the In and beyond the workplace CSR pillar. The objective of the program is to engage leaders to become active CSR catalysts and continue building CSR into our operations. It takes place in 2 phases:
•Following an online learning to build awareness on CSR in the pharma industry
•Leading a CSR project embedding social and environmental considerations in their day to day work
The objectives of the program are to:
•Enhance skills and capabilities of leaders to help address global societal challenges
•Empower leaders to serve as agents of transformation by building confidence and proficiency on CSR issues
•Be a catalyst of the Sanofi CSR strategy

Sanofi continues its progress to improve access to medicines
New report highlights Sanofi's work to improve access to insulins in LMIC
On October 6, the Access to Medicine Foundation published a special report on access to diabetes care, one century on from the discovery of insulin, to highlight the need to scale up efforts to expand access to insulins. The report emphasizes the need for access not only to human insulins, but also analogue insulins, which were added to the List of Essential Medicines (EML) in 2021. The report highlights the move from ‘a patchwork of approaches’ on a project basis and with limited scale and reach, to a more sustainable, systemic approaches to expanding access to insulin in LMICs.
Sanofi is named as the only company focusing its access approach on analogue insulins (Lantus® and Toujeo®) and partially on markets with severely limited access to insulin such as Tuvalu, Haiti and Guinea- Bissau via Sanofi Global Health. The report also acknowledges Sanofi’s commitment to make its glargine the first analogue insulin to be submitted for WHO prequalification in 2022, as an important step in expanding access to this essential product, which could encourage others to also pursue this route with their analogue insulins.
The report mentions the KiDS program, a partnership between Sanofi and the International Diabetes Federation (IDF) for pursuing local policy changes regarding the management of type 1 diabetes and prevention strategies for type 2 diabetes in children.
Sanofi continues its progress to limit its impact on the environment
Climate change is one of the most pressing challenges of our time, and Sanofi has set clear ambitions : carbon neutrality by 2030 and Net Zero by 2050. Towards Net Zero, Sanofi’s approach is two-fold: reduce emissions across our full value chain as a priority and offset what cannot be reduced. Sanofi has set up an action plan on how to reduce its emissions in the following areas: reducing GHG emissions from its activities, sourcing renewable energies, fostering an eco-fleet, and working with suppliers and partners to reduce GHG emissions across its full value chain.
In parallel to our reduction efforts, Sanofi has developed a carbon offsetting strategy to address what remains post-reduction efforts. Sanofi has developed a community-focused carbon offsetting program that will not only remove or avoid emissions from the atmosphere, but Sanofi is also seeking balance between projects generating high volumes of credits and delivering positive impact on communities and co-benefits on environment.
This year, Sanofi is focusing on two projects in partnership with EcoAct, an Atos company.
Sanofi is supporting the “Dziva Project”, an energy-efficiency project developed by EcoAct and its local partner. The project will provide 18,250 energy-saving biomass cookstoves to rural households in Kwale County, Kenya reducing the pressure on natural resources from inefficient traditional fuel cookstoves. By reducing fuelwood consumption by 60%, the project will avoid the emission of approximately 790ktCO2e in the atmosphere over its lifetime and improve living and social conditions of local rural families.
Additionally, Sanofi will also support a blue carbon project aiming to restore 500 hectares of degraded mangroves through the maintenance of tree nurseries, reforestation activities, and subsequent employment of scouts to patrol the recovered area. The project will remove an estimated 390ktCO2e over its lifetime and contribute to the preservation of the mangrove ecosystem and the services it provides to both marine and terrestrial biodiversity and communities. This project is awaiting approval from national authorities.
In addition to reducing GHG emissions (cookstove) and sequestering CO2 (mangrove), these projects will generate both social and environmental benefits such as improving biodiversity, reducing disease related to smoke inhalation and time spent collecting wood and additional income from sustainable exploitation of mangrove timber for example.
ESG dashboard
In 2020, as Sanofi renewed its CSR ambitions, the Company reviewed and updated its portfolio of initiatives. Numbers shown below highlight the ongoing progress in the implementation of Sanofi’s integrated CSR strategy.
Data in YTD unless stated otherwise
Affordable access
Sanofi Global Health, a non-profit unit formed within the company in April 2021, aims to provide 30 of Sanofi's medicines across a wide range of therapeutic areas to patients in 40 of the lowest income countries. Beyond the products provided through the impact® brand launched in July 2022, Sanofi Global Health works on integrating programs that ensure optimal care management over time for patients. In addition, an impact fund was created to fund and scale up promising business models.
Sanofi is also committed to helping 1,000 patients living with rare diseases who have no access to treatments and will donate 100,000 vials of medicine for their treatments each year. This continues Sanofi’s 30-year commitment to patients suffering from rare diseases, such as Fabry, Gaucher or Pompe diseases, for which access to treatment is often limited.
The third initiative on access is to develop a global access plan for all new products, making them available in selected relevant markets within two years of launch.

Affordable access
Sanofi Global Health
	Q2 2022	Q3 2022
Malaria	•1,693,770 patients treated •10 countries	•2,000,995 patients treated •13 countries
Tuberculosis	•76,634 patients treated •13 countries	•98,542 patients treated •13 countries
NCD	•85,956 patients treated •21 countries	•109,934 patients treated •24 countries
Rare disease vials donation
	Q2 2022	Q3 2022
# Patients treated	1,015	1,064
#Vials donated	51,370	76,494
Global access Plan
	Q2 2022	Q3 2022
# of access plan	Pilot phase and blueprint completed	Governance in place and roll-out across all business units
R&D for unmet needs
Sanofi continues its efforts to fight polio and sleeping sickness, two of its legacy programs that address global health issues.
Sanofi continues to play a critical role in the delivery of polio vaccines. The Company has also committed to collaborate with WHO to eliminate sleeping sickness by 2030. Part of Sanofi’s R&D ambition is to develop innovative medicines to eliminate cancer deaths in children

R&D for unmet needs
Eradicate Polio
	Q2 2022	Q3 2022
# Inactivated Polio Vaccine (IPV) doses supplied	27 million IPV doses supplied to UNICEF for GAVI countries	38 million IPV doses supplied to UNICEF for GAVI countries
Sleeping sickness elimination
	FY 2021	Q3 2022
# Patients tested	2 million	Data updated annually
# Patients treated	805
Pediatric cancer treatment development
	Q2 2022	Q3 2022
# of assets identified	•1 asset in pre-clinical assessments •1 asset in protocol preparation for clinical study
Planet care
To contribute to better resource conservation, Sanofi plans to remove all plastic blister packs for its syringe vaccines by 2027. In addition, the company is committed to eco-designing all its new products by 2025. To reduce its GHG emissions by 55% by 2030, all Sanofi sites will use 100% electricity from renewable sources and the Company has set a target of a carbon-neutral for its car fleet, both by 2030.

Planet Care
Blister free vaccines
	Q2 2022	Q3 2022
% blister free syringe vaccines	29% of blister free syringe produced	Data updated annually
Eco design
	Q2 2022	Q3 2022
# of Life Cycle Analysis (LCA)	5 LCAs completed & 3 in progress Eco-design digital solutions project in progress	7 LCAs completed & 1 in progress Eco-design digital solutions project in progress
Scope 1 & 2 emissions
	Q2 2022	Q3 2022
GHG reduction vs 2019%	-27%	-28%
Renewable electricity
	Q2 2022	Q3 2022
% electricity consumption from renewable sources	60.0%	61.4%
Eco car fleet
	Q2 2022	Q3 2022
% eco car fleet on total car fleet	30.4% eco-fleet	32.7% eco-fleet
In and beyond the workplace
As a global company, Sanofi is committed to ensuring that its leaders reflect the communities and patients it serves. The Company is committed to continue fostering an organization where all employees have equal opportunities to reach positions of responsibility within the company. Sanofi’s ambition is to have 40% of women in top executive roles and 50% of women in senior leadership roles by 2025. Sanofi is continuing its social and economic engagement in the communities it operates in. Finally, Sanofi is embedding its commitment to society in its leaders’ career development paths to strengthen the social impact of their decisions.

In and beyond the workplace
	Q2 2022	Q3 2022
Diverse Senior Leadership
% of women	35.9% of our executives 41.1% of our senior leaders were women	36.2% of our executives 41.4% of our senior leaders were women
Engagement with communities
	Q2 2022	Q3 2022
# volunteers	1,998 volunteers	3,498 volunteers
# hours	12,687 hours	25,265 hours
From Leaders to Citizens
	Q2 2022	Q3 2022
KPI	Roll out planned in 2022	Program launched

ESG ratings

Third-quarter and first-nine months 2022 financial results
Business Net Income4
In the third quarter of 2022, Sanofi generated net sales of €12,482 million, an increase of 19.7% (up 9.0% at CER). First-nine months net sales were €32,272 million up 16.2% (up 8.6% at CER).
Third-quarter other revenues increased 65.2% (up 41.1% at CER) to €656 million, including increased VaxServe sales of non-Sanofi products of €475 million (up 20.5% at CER). In the first nine months, other revenues increased 67.3% (up 49.2% at CER) to €1,661 million, including VaxServe sales of non-Sanofi products of €1 154 million (up 28.9% at CER).
Third-quarter Gross Profit increased 22.6% (up 10.3% at CER) to €9,307 million. The gross margin ratio increased 1.8 percentage point to 74.6% versus the same period of 2021, reflecting positive currency effect, strong improvement of the Pharmaceuticals gross margin ratio (which increased from 75.2% to 77.2%) and Vaccines (to 74.1% from 72.0%) driven by favorable product mix and efficiency gains. CHC gross margin ratio was 64.4%, down 0.3 percentage point. In the first nine months, the gross margin ratio increased 2.3 percentage points to 74.3% (73.6% at CER) driven by Pharmaceuticals and Vaccines.
Research and Development (R&D) expenses were up 20.2% (up 12.7% at CER) to €1,736 million in the third quarter, reflecting increased expenses in pharmaceuticals priority assets and early-stage projects as well as in Vaccines. In the first nine months, R&D expenses increased 18.9% to €4,883 million (up 13.1% at CER).
Third-quarter selling general and administrative expenses (SG&A) increased 16.7% to €2,644 million. At CER, SG&A expenses were up 6.8%, reflecting increased commercial investments in Specialty Care growth drivers coupled with acceleration of cloud migration and application development. In the third quarter, the ratio of SG&A to sales decreased 0.5 percentage point to 21.2% compared to the prior year. In the first nine months, SG&A expenses increased 11.8% to €7,597 million (up 4.6% at CER) and the ratio of SG&A to sales was 1.0 percentage point lower at 23.5% compared to the same period of 2021.
Third-quarter and first-nine months operating expenses were €4,380 million, (up 18.1% and 9.1% at CER) and €12,480 million (up 14.5% and 7.8% at CER).
Third-quarter other current operating income net of expenses was €-450 million versus €-291 million in the third quarter of 2021. Other current operating income net of expenses included an expense of €610 million (versus an expense of €399 million in the third quarter of 2021) corresponding to the share of profit to Regeneron of the monoclonal antibodies Alliance, additional share of profit paid by Regeneron towards development costs and the reimbursement of commercialization-related expenses incurred by Regeneron.
Following the amended Antibody collaboration, Regeneron increased from 10% to 20% the share of its profits that are paid to Sanofi to reimburse Sanofi-funded development expenses from April 1st.. As a result, a true-up (€57 million) reflecting this retroactive effect was recorded in this line in the third quarter. The other current operating income net of expenses also included the royalties received on Libtayo® sales in the third quarter and a true-up reflecting retroactive effect related to the second quarter.
In the third quarter, this line also included €132 million of net capital gains related to General Medicines and CHC portfolio streamlining compared to €154 million in the same period of 2021. In the first nine months of 2022, other current operating income net of expenses was €-1,238 million versus €-590 million in the same period of 2021 and included €388 million of net capital gains related to portfolio streamlining compared to €257 million in the same period of 2021.
The third-quarter and first-nine months share of profit from associates was €27 million and €82 million versus €-5 million and €21 million in the same periods of 2021, respectively, and included the share of U.S profit related to Vaxelis®.
Third-quarter business operating income4 (BOI) increased 26.5% to €4,498 million. At CER, BOI increased 13.0%. The ratio of BOI to net sales increased 1.9 percentage point to 36.0% reflecting gross margin improvement. In the first nine months, BOI was €10,316 million, up 22.0% (up 12.8% at CER). In the first nine months, the ratio of business operating income to net sales increased 1.5 percentage point to 32.0% (31.6% at CER).
Net financial expenses were €-51 million and €-206 million in the third quarter and the first nine months of 2022, respectively, versus €-85 million and €-245 million in the same periods of 2021.
Third-quarter and first-nine months 2022 effective tax rate was 19.0% versus 21.0% in the prior year. Sanofi expects its effective tax rate to be around 19% in 2022.
4See Appendix 3 for 2022 third-quarter consolidated income statement; see Appendix 7 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

Third-quarter business net income4 increased 31.8% to €3,606 million and increased 17.7% at CER. The ratio of business net income to net sales increased 2.7 percentage points to 28.9% versus the third quarter of 2021. In the first nine months of 2022, business net income increased 26.5% to €8,200 million and increased 16.9% at CER. The ratio of business net income to net sales increased 2.1 percentage points to 25.4% versus the same period of 2021.
In the third quarter of 2022, business earnings per share4 (EPS) was €2.88, up 32.1% on a reported basis (up 17.9% at CER). The average number of shares outstanding was 1,253.5 million versus 1,254.5 million in the third quarter of 2021. In the first nine months of 2022, business earnings per share8 was €6.55, up 26.4% on a reported basis and up 17.0% at CER. The average number of shares outstanding was 1,251.2 million versus 1,251.7 million in the first nine months of 2021.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In the first nine months of 2022, the IFRS net income was €5,260 million. The main items excluded from the business net income were:
•An amortization charge of €1,370 million related to fair value remeasurement on intangible assets of acquired companies (primarily Genzyme: €405 million, Bioverativ: €278 million, Boehringer Ingelheim CHC business: €142 million, Ablynx: €126 million and Kadmon: €118 million and to acquired intangible assets (licenses/products: €82 million). These items have no cash impact on the Company.
•An impairment of intangible assets of €1,673 million of which €1,586 million are related to SAR444245, a non-alpha IL2, based on emerging external and internal data that led to updated cash flow projections due to delays in launch timelines in key indications.
•An upfront payment of $900 million net of the carrying value of Libtayo® intangible assets related to the restructuring of the immuno-oncology collaboration with Regeneron Pharmaceuticals, Inc. (income of €630 million)
•Restructuring costs and similar items of €1,166 million related to streamlining initiatives.
•A €814 million tax effect arising from the items listed above, mainly comprising €628 million of deferred taxes generated by amortization and impairments of intangible assets and €201 million associated with restructuring costs and similar items (see Appendix 4).

Capital Allocation
In the first nine months of 2022, free cash flow before restructuring, acquisitions and disposals decreased by 4.2% to €6,677 million, after net changes in working capital (€-999 million) and capital expenditures (€-1,100 million). After acquisitions5 (€-544 million), proceeds from disposals5 (€676 million) and payments related to restructuring and similar items (-€872 million), free cash flow6 increased 6.9% to €5,937 million. After the acquisition of Amunix (-€875 million), the dividend paid by Sanofi (-€4,168 million), net debt decreased from €9,983 million at December 31, 2021 to €8,748 million at September 30, 2022 (amount net of €10,493 million cash and cash equivalents).
5 Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
6 non-GAAP financial measure (definition in Appendix 7).

Forward-Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

Appendix 1:	Third-quarter and first nine months 2022 sales by GBU, franchise, geographic region and product
Appendix 2:	Third- quarter and first nine months 2022 business net income statement
Appendix 3:	Third-quarter and first nine months 2022 consolidated income statement
Appendix 4:	Reconciliation of IFRS net income reported to business net income
Appendix 5:	Change in net debt
Appendix 6:	Currency sensitivity
Appendix 7:	Definitions of non-GAAP financial indicators

Media Relations
Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com
Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com
Chrystel Baude | + 33 6 70 98 70 59 | chrystel.baude@sanofi.com
Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com
Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com
Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com
Kate Conway | + 1 508 364 4931 | kate.conway@sanofi.com

Investor Relations
Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com
Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com
Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com
Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com
Priya Nanduri | +1 617 764 6418 | priya.nanduri@sanofi.com
Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Appendix 1: 2022 third-quarter and first-nine months net sales by GBU, franchise, geographic region and product

Q3 2022 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	2,314	+44.5%	+64.1%	1,803	+45.1%	241	+38.7%	270	+46.6%
Aubagio	521	-3.7%	+7.9%	374	-2.4%	119	-1.6%	28	-24.2%
Lemtrada	18	-20.0%	-10.0%	7	-33.3%	5	-28.6%	6	+25.0%
Kevzara	88	-2.4%	+6.0%	52	-10.2%	28	+12.5%	8	0.0%
Neurology & Immunology	627	-4.1%	+7.0%	433	-4.1%	152	-0.7%	42	-14.9%
Cerezyme	181	+8.8%	+13.8%	50	-4.4%	57	-3.4%	74	+32.7%
Cerdelga	78	+10.9%	+21.9%	45	+18.2%	28	+7.7%	5	-20.0%
Myozyme	255	-10.2%	-4.1%	82	-33.0%	103	-1.9%	70	+15.5%
Nexviazyme	58	+4900.0%	+5700.0%	46	+3900.0%	6	0.0%	6	0.0%
Fabrazyme	240	+5.7%	+14.8%	127	+7.9%	54	+1.9%	59	+5.5%
Aldurazyme	69	+15.8%	+21.1%	16	+7.7%	20	0.0%	33	+33.3%
Rare Disease	900	+7.7%	+15.5%	367	+6.1%	269	+1.5%	264	+17.4%
Jevtana	101	-13.3%	-3.8%	74	0.0%	7	-65.0%	20	-4.5%
Fasturtec	44	+10.8%	+18.9%	28	+9.1%	12	0.0%	4	+66.7%
Libtayo	—	-100.0%	-100.0%	—	0.0%	(1)	-100.0%	1	-100.0%
Sarclisa	79	+54.2%	+64.6%	37	+72.2%	23	+35.3%	19	+53.8%
Oncology	224	-8.4%	-0.4%	139	+14.6%	41	-45.5%	44	+2.2%
Alprolix	126	+8.9%	+24.8%	107	+10.8%	—	0.0%	19	0.0%
Eloctate	151	-7.6%	+4.9%	121	-7.2%	—	0.0%	30	-9.1%
Cablivi	52	+14.3%	+23.8%	26	+10.5%	25	+9.1%	1	+200.0%
Rare Blood Disorder	336	+3.5%	+17.1%	260	+3.3%	25	+9.1%	51	+1.9%
Specialty Care	4,401	+19.9%	+33.9%	3,002	+24.4%	728	+5.4%	671	+21.3%

Lovenox	307	-23.0%	-19.8%	7	-33.3%	151	-7.2%	149	-35.1%
Toujeo	304	+17.2%	+27.2%	86	+2.8%	104	+8.3%	114	+43.7%
Plavix	230	-1.4%	+3.6%	2	0.0%	24	-14.3%	204	+0.5%
Multaq	101	+10.1%	+27.8%	93	+12.9%	4	-20.0%	4	0.0%
Thymoglobulin	118	+15.4%	+29.7%	72	+19.2%	8	-11.1%	38	+16.7%
Mozobil	68	+1.7%	+13.3%	42	+9.1%	18	+12.5%	8	-36.4%
Praluent	83	+33.9%	+40.7%	—	0.0%	56	+34.1%	27	+33.3%
Soliqua/iGlarLixi	54	-5.9%	+5.9%	33	-6.7%	7	0.0%	14	-7.1%
Rezurock	60	0.0%	0.0%	59	0.0%	—	0.0%	1	0.0%
Others core assets	261	-2.8%	+3.2%	46	-30.4%	85	+4.9%	130	+5.2%
Core Assets	1,586	+2.4%	+10.4%	440	+16.4%	457	+2.2%	689	-4.4%
Lantus	559	-17.7%	-10.1%	217	-7.0%	99	-12.4%	243	-26.5%
Aprovel	129	+11.2%	+20.6%	2	-75.0%	20	+5.3%	107	+16.7%
Others non-core assets	1,094	-12.5%	-8.4%	104	-13.3%	267	-14.2%	723	-11.7%
Non-Core Assets	1,782	-12.8%	-7.3%	323	-10.1%	386	-12.9%	1,073	-13.6%
Industrial Sales	127	-43.3%	-38.9%	2	-77.8%	122	-40.3%	3	-61.5%
General Medicines	3,495	-8.5%	-2.0%	765	+2.3%	965	-11.3%	1,765	-10.6%

Pharmaceuticals	7,896	+5.1%	+15.2%	3,767	+19.2%	1,693	-4.8%	2,436	-3.4%

Polio / Pertussis / Hib	640	+9.1%	+13.7%	152	+4.0%	84	+7.6%	404	+11.1%
Booster Vaccines	178	+1.3%	+12.7%	113	-8.6%	41	+13.9%	24	+35.3%
Meningitis	328	+11.9%	+29.6%	292	+14.2%	4	0.0%	32	-14.3%
Influenza Vaccines	1,994	+32.4%	+48.9%	1,321	+14.1%	396	+60.7%	277	+132.7%
Travel and Endemic Vaccines	146	+64.6%	+78.0%	51	+26.5%	28	+133.3%	67	+77.8%
Vaccines	3,315	+23.5%	+36.9%	1,956	+11.6%	554	+48.7%	805	+38.2%

Allergy	160	-0.7%	+12.7%	99	-8.7%	11	+25.0%	50	+11.9%
Cough and Cold	127	+30.9%	+35.1%	—	0.0%	67	+48.9%	60	+14.3%
Pain Care	292	-3.8%	+0.7%	53	-15.1%	125	-0.8%	114	-1.8%
Digestive Wellness	351	+14.5%	+24.5%	37	+6.9%	101	+3.1%	213	+23.1%
Physical Wellness	82	-9.4%	-3.5%	—	0.0%	5	-28.6%	77	-7.7%
Mental Wellness	60	+1.9%	+13.2%	13	0.0%	25	+13.0%	22	-10.5%
Personal Care	150	-2.2%	+11.1%	118	-1.0%	—	-100.0%	32	-3.0%
Non-Core / Others	49	-35.1%	-33.8%	(1)	-66.7%	15	-33.3%	35	-34.1%
Consumer Healthcare	1,271	+1.9%	+10.0%	319	-5.9%	349	+5.1%	603	+4.1%

Company	12,482	+9.0%	+19.7%	6,042	+15.0%	2,596	+4.6%	3,844	+4.5%

First 9M 2022 (€ million)	Total Sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of the world	% CER
Dupixent	5,891	+44.5%	+59.2%	4,456	+40.7%	691	+48.9%	744	+63.8%
Aubagio	1,538	-4.2%	+4.1%	1,063	-5.0%	388	+0.5%	87	-14.4%
Lemtrada	63	-6.3%	0.0%	26	-20.7%	17	-5.6%	20	+18.8%
Kevzara	260	+25.5%	+32.7%	142	+27.3%	81	+23.1%	37	+25.0%
Neurology & Immunology	1,861	-0.9%	+7.2%	1,231	-2.6%	486	+3.4%	144	-2.1%
Cerezyme	548	+6.6%	+9.2%	144	0.0%	183	0.0%	221	+17.3%
Cerdelga	217	+8.6%	+16.0%	120	+10.3%	83	+7.8%	14	0.0%
Myozyme	742	-5.7%	-0.9%	245	-23.3%	309	+1.0%	188	+12.4%
Nexviazyme	131	+5800.0%	+6450.0%	109	+9500.0%	9	+700.0%	13	0.0%
Fabrazyme	698	+5.8%	+12.4%	348	+6.2%	170	+3.7%	180	+7.2%
Aldurazyme	202	+8.3%	+12.2%	45	+2.6%	65	+3.2%	92	+15.4%
Rare Disease	2,595	+7.1%	+12.4%	1,012	+6.9%	822	+3.3%	761	+11.7%
Jevtana	304	-18.6%	-11.9%	216	+5.5%	26	-72.6%	62	-7.4%
Fasturtec	130	+9.0%	+17.1%	82	+12.3%	36	+5.9%	12	0.0%
Libtayo	88	-9.6%	-6.4%	—	0.0%	69	-9.2%	19	-11.1%
Sarclisa	208	+62.3%	+70.5%	92	+76.1%	61	+38.6%	55	+75.0%
Oncology	731	+2.1%	+8.8%	390	+18.1%	192	-22.9%	149	+13.8%
Alprolix	363	+9.0%	+20.6%	305	+10.6%	—	0.0%	58	+1.8%
Eloctate	442	-4.7%	+4.7%	353	-4.3%	—	0.0%	89	-6.3%
Cablivi	149	+11.1%	+18.3%	74	+4.8%	72	+14.5%	3	+100.0%
Rare Blood Disorder	965	+3.7%	+13.7%	742	+3.6%	72	+14.5%	151	-0.7%
Specialty Care	12,043	+19.8%	+30.0%	7,831	+21.9%	2,263	+10.8%	1,949	+24.2%

Lovenox	1,021	-14.0%	-11.3%	14	-50.0%	504	-5.1%	503	-20.6%
Toujeo	845	+8.5%	+14.3%	214	-1.6%	315	+8.2%	316	+16.4%
Plavix	738	-0.4%	+4.4%	7	-14.3%	76	-13.6%	655	+1.6%
Multaq	279	+8.7%	+21.3%	253	+10.9%	13	-23.5%	13	+18.2%
Thymoglobulin	328	+13.7%	+24.7%	193	+11.8%	25	0.0%	110	+21.2%
Mozobil	192	+4.7%	+12.9%	113	+7.5%	49	+8.9%	30	-9.4%
Praluent	280	+63.2%	+71.8%	55	+860.0%	164	+39.7%	61	+33.3%
Soliqua/iGlarLixi	160	+4.3%	+13.5%	89	-4.8%	22	+4.8%	49	+24.3%
Rezurock	144	0.0%	0.0%	143	0.0%	—	0.0%	1	0.0%
Others core assets	804	-1.4%	+3.7%	132	-34.6%	267	+4.3%	405	+11.8%
Core Assets	4,791	+4.3%	+10.4%	1,213	+14.4%	1,435	+3.1%	2,143	+0.5%
Lantus	1,830	-10.3%	-4.2%	642	-9.2%	322	-10.3%	866	-11.0%
Aprovel	374	+14.0%	+21.8%	5	-42.9%	62	-6.1%	307	+21.4%
Others non-core assets	3,414	-9.4%	-6.2%	300	-8.8%	860	-11.4%	2,254	-8.7%
Non-Core Assets	5,618	-8.5%	-4.1%	947	-9.3%	1,244	-10.9%	3,427	-7.3%
Industrial Sales	443	-27.6%	-24.7%	15	-60.6%	416	-23.2%	12	-61.8%
General Medicines	10,852	-4.4%	+0.6%	2,175	+1.5%	3,095	-6.9%	5,582	-4.8%

Pharmaceuticals	22,895	+6.8%	+14.2%	10,006	+16.8%	5,358	-0.2%	7,531	+1.4%

Polio / Pertussis / Hib	1,842	+9.1%	+14.0%	376	-8.8%	245	+9.8%	1,221	+15.3%
Booster Vaccines	439	+11.0%	+20.6%	257	+3.7%	115	+12.7%	67	+43.2%
Meningitis	593	-6.5%	+4.6%	477	-2.1%	10	+900.0%	106	-26.2%
Influenza Vaccines	2,175	+26.9%	+41.7%	1,333	+15.2%	433	+63.8%	409	+33.0%
Travel and Endemic Vaccines	389	+70.2%	+80.9%	125	+55.7%	70	+176.0%	194	+56.7%
Vaccines	5,513	+16.5%	+26.5%	2,634	+7.5%	875	+41.7%	2,004	+18.6%

Allergy	578	+9.3%	+19.2%	348	+6.5%	48	+11.9%	182	+13.9%
Cough and Cold	346	+66.2%	+69.6%	—	0.0%	189	+107.7%	157	+32.7%
Pain Care	910	+7.6%	+11.2%	156	-4.2%	414	+10.1%	340	+10.1%
Digestive Wellness	1,012	+12.5%	+18.4%	99	-3.3%	325	+9.1%	588	+17.7%
Physical Wellness	255	0.0%	+4.5%	—	0.0%	16	-20.0%	239	+1.8%
Mental Wellness	183	+9.4%	+14.4%	37	-2.9%	85	+10.3%	61	+16.7%
Personal Care	429	+0.3%	+10.9%	327	-0.7%	1	-66.7%	101	+5.4%
Non-Core / Others	151	-27.0%	-26.0%	(3)	-128.6%	52	-32.5%	102	-17.1%
Consumer Healthcare	3,864	+9.2%	+15.1%	964	-0.2%	1,130	+14.6%	1,770	+11.1%

Company	32,272	+8.6%	+16.2%	13,604	+13.5%	7,363	+5.6%	11,305	+5.6%

Appendix 2: Business net income statement

Third quarter 2022	Pharmaceuticals			Vaccines			Consumer Healthcare			Other(1)			Total Group
€ million	Q3 2022	Q3 2021 (2)	Change	Q3 2022	Q3 2021 (2)	Change	Q3 2022	Q3 2021 (2)	Change	Q3 2022	Q3 2021 (2)	Change	Q3 2022	Q3 2021 (2)	Change
Net sales	7,896	6,855	15.2%	3,315	2,422	36.9%	1,271	1,155	10.0%	—	—	—%	12,482	10,432	19.7%
Other revenues	159	44	261.4%	480	339	41.6%	16	14	14.3%	1	—	—%	656	397	65.2%
Cost of Sales	(1,957)	(1,744)	12.2%	(1,339)	(1,017)	31.7%	(468)	(422)	10.9%	(67)	(55)	21.8%	(3,831)	(3,238)	18.3%
As % of net sales	(24.8)%	(25.4)%		(40.4)%	(42.0)%		(36.8)%	(36.5)%					(30.7)%	(31.0)%
Gross Profit	6,098	5,155	18.3%	2,456	1,744	40.8%	819	747	9.6%	(66)	(55)	20.0%	9,307	7,591	22.6%
As % of net sales	77.2%	75.2%		74.1%	72.0%		64.4%	64.7%					74.6%	72.8%
Research and development expenses	(1,297)	(1,105)	17.4%	(260)	(186)	39.8%	(50)	(35)	42.9%	(129)	(118)	9.3%	(1,736)	(1,444)	20.2%
As % of net sales	(16.4)%	(16.1)%		(7.8)%	(7.7)%		(3.9)%	(3.0)%					(13.9)%	(13.8)%
Selling and general expenses	(1,498)	(1,280)	17.0%	(231)	(198)	16.7%	(359)	(327)	9.8%	(556)	(461)	20.6%	(2,644)	(2,266)	16.7%
As % of net sales	(19.0)%	(18.7)%		(7.0)%	(8.2)%		(28.2)%	(28.3)%					(21.2)%	(21.7)%
Other current operating income/expenses	(408)	(331)		2	3		—	77		(44)	(40)		(450)	(291)
Share of profit/loss of associates* and joint ventures	6	(5)		20	(3)		1	3		—	—		27	(5)
Net income attributable to non controlling interests	(5)	(27)		—	(1)		(1)	(1)		—	—		(6)	(29)
Business operating income	2,896	2,407	20.3%	1,987	1,359	46.2%	410	464	-11.6%	(795)	(674)	18.0%	4,498	3,556	26.5%
As % of net sales	36.7%	35.1%		59.9%	56.1%		32.3%	40.2%					36.0%	34.1%

				Financial income and expenses									(51)	(85)
				Income tax expenses									(841)	(735)
				Tax rate**									19.0%	21.0%
				Business net income									3,606	2,736	31.8%
				As % of net sales									28.9%	26.2%

				Business earnings / share(in euros)***									2.88	2.18	32.1%
* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.
*** Based on an average number of shares outstanding of 1,253.5 million in the third quarter of 2022 and 1,254.5 million in the third quarter of 2021.

(1)Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc…).
(2)Includes the impacts of the IFRIC final agenda decision of April 2021 on the attribution of benefits to periods of service.

Appendix 2: Business net income statement

9 months 2022	Pharmaceuticals			Vaccines			Consumer Healthcare			Other(1)			Total Group
€ million	9M 2022	9M 2021 (2)	Change	9M 2022	9M 2021 (2)	Change	9M 2022	9M 2021 (2)	Change	9M 2022	9M 2021 (2)	Change	9M 2022	9M 2021 (2)	Change
Net sales	22,895	20,051	14.2%	5,513	4,359	26.5%	3,864	3,357	15.1%	—	—	—%	32,272	27,767	16.2%
Other revenues	425	152	179.6%	1,187	800	48.4%	46	41	12.2%	3	—	—%	1,661	993	67.3%
Cost of Sales	(5,496)	(5,148)	6.8%	(2,917)	(2,271)	28.4%	(1,358)	(1,175)	15.6%	(187)	(186)	0.5%	(9,958)	(8,780)	13.4%
As % of net sales	(24.0)%	(25.7)%		(52.9)%	(52.1)%		(35.1)%	(35.0)%					(30.9)%	(31.6)%
Gross Profit	17,824	15,055	18.4%	3,783	2,888	31.0%	2,552	2,223	14.8%	(184)	(186)	-1.1%	23,975	19,980	20.0%
As % of net sales	77.9%	75.1%		68.6%	66.3%		66.0%	66.2%					74.3%	72.0%
Research and development expenses	(3,739)	(3,145)	18.9%	(672)	(502)	33.9%	(131)	(104)	26.0%	(341)	(356)	-4.2%	(4,883)	(4,107)	18.9%
As % of net sales	(16.3)%	(15.7)%		(12.2)%	(11.5)%		(3.4)%	(3.1)%					(15.1)%	(14.8)%
Selling and general expenses	(4,246)	(3,761)	12.9%	(598)	(557)	7.4%	(1,111)	(1,027)	8.2%	(1,642)	(1,452)	13.1%	(7,597)	(6,797)	11.8%
As % of net sales	(18.5)%	(18.8)%		(10.8)%	(12.8)%		(28.8)%	(30.6)%					(23.5)%	(24.5)%
Other current operating income/expenses	(1,294)	(796)		11	123		113	100		(68)	(17)		(1,238)	(590)
Share of profit/loss of associates* and joint ventures	28	8		45	5		9	8		—	—		82	21
Net income attributable to non controlling interests	(20)	(43)		—	(1)		(3)	(5)		—	—		(23)	(49)
Business operating income	8,553	7,318	16.9%	2,569	1,956	31.3%	1,429	1,195	19.6%	(2,235)	(2,011)	11.1%	10,316	8,458	22.0%
As % of net sales	37.4%	36.5%		46.6%	44.9%		37.0%	35.6%					32.0%	30.5%

							Financial income and expenses						(206)	(245)
							Income tax expenses						(1,910)	(1,730)
							Tax rate**						19.0%	21.0%
							Business net income						8,200	6,483	26.5%
							As % of net sales						25.4%	23.3%

							Business earnings / share(in euros)***						6.55	5.18	26.4%

* Net of tax.
** Determined on the basis of Business income before tax, associates, and non-controlling interests.
*** Based on an average number of shares outstanding of 1,251.2 million in the nine first months of 2022 and 1,251.7 million in the nine first months of 2021.

(1)Other includes the cost of global support functions (Finance, Human Resources, Information Solution & Technologies, Sanofi Business Services, etc…).
(2)Includes the impacts of the IFRIC final agenda decision of April 2021 on the attribution of benefits to periods of service.

Appendix 3: Consolidated income statements

€ million	Q3 2022	Q3 2021 (1)	9M 2022	9M 2021 (1)
Net sales	12,482	10,432	32,272	27,767
Other revenues	656	397	1,661	993
Cost of sales	(3,831)	(3,239)	(9,961)	(8,780)
Gross profit	9,307	7,590	23,972	19,980
Research and development expenses	(1,736)	(1,444)	(4,883)	(4,107)
Selling and general expenses	(2,644)	(2,266)	(7,597)	(6,797)
Other operating income	983	258	1,399	667
Other operating expenses	(803)	(548)	(2,007)	(1,257)
Amortization of intangible assets	(460)	(385)	(1,370)	(1,160)
Impairment of intangible assets	(1,586)	1	(1,673)	(177)
Fair value remeasurement of contingent consideration	32	5	15	1
Restructuring costs and similar items	(374)	(175)	(1,166)	(518)
Other gains and losses, and litigation	5	(4)	(137)	(4)
Operating income	2,724	3,032	6,553	6,628
Financial expenses	(103)	(87)	(292)	(275)
Financial income	52	2	86	30
Income before tax and associates and joint ventures	2,673	2,947	6,347	6,383
Income tax expense	(601)	(606)	(1,096)	(1,284)
Share of profit/(loss) of associates and joint ventures	7	(5)	65	21
Net income	2,079	2,336	5,316	5,120
Net income attributable to non-controlling interests	3	26	56	46
Net income attributable to equity holders of Sanofi	2,076	2,310	5,260	5,074
Average number of shares outstanding (million)	1,253.5	1,254.5	1,251.2	1,251.7
IFRS Earnings per share (in euros)	1.66	1.84	4.20	4.05
(1)Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service.

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q3 2022	Q3 2021 (1)	9M 2022	9M 2021 (1)
Net income attributable to equity holders of Sanofi	2,076	2,310	5,260	5,074
Amortization of intangible assets (2)	460	385	1,370	1,160
Impairment of intangible assets (3)	1,586	(1)	1,673	177
Fair value remeasurement of contingent consideration	(32)	(5)	(15)	(1)
Expenses arising from the impact of acquisitions on inventories	—	—	3	—
Income resulting from upfront in connection with Libtayo license-out (4)	(630)	—	(630)	—
Restructuring costs and similar items	374	175	1,166	518
Other gains and losses, and litigation	(5)	4	137	4
Tax effect of the items listed above:	(241)	(130)	(814)	(446)
Amortization and impairment of intangible assets	(410)	(90)	(628)	(320)
Fair value remeasurement of contingent consideration	7	(1)	(11)	2
Restructuring costs and similar items	(2)	(37)	(201)	(121)
Other tax effects	164	(2)	26	(7)
Other items	18	(2)	50	(3)
Business net income	3,606	2,736	8,200	6,483
IFRS earnings per share (5) (in euros)	1.66	1.84	4.20	4.05

(1) Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service.
(2)Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €435 million in the third quarter of 2022 and €363 million in the third quarter of 2021.
(3)In Q3 2022, impairment of €1,586 million related to SAR’245 Non-alpha IL2.
(4)In Q3 2022, upfront payment of $900 million net of the carrying value of Libtayo intangible assets, net amount of € 630 million reported in Other Operating Income.
(5)Q3: based on an average number of shares outstanding of 1,253.5 million in the third quarter of 2022 and 1,254.5 million in the third quarter of 2021.
    9M: based on an average number of shares outstanding of 1,251.2 million in the nine first months of 2022 and 1,251.7 million in the nine first months of 2021.

Appendix 5: Change in net debt

€ million	9M 2022	9M 2021	(1)
Business net income	8,200	6,483
Depreciation & amortization & impairment of property, plant and equipment and software	1,204	1,102
Other items	(628)	118
Operating cash flow	8,776	7,703
Changes in Working Capital	(999)	218
Acquisitions of property, plant and equipment and software	(1,100)	(953)
Free cash flow before restructuring, acquisitions and disposals	6,677	6,968
Acquisitions of intangibles assets, investments and other long-term financial assets (2)	(544)	(1,093)
Restructuring costs and similar items paid	(872)	(781)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets net of taxes (2)	676	461
Free cash flow	5,937	5,555
Acquisitions of investments in consolidated undertakings including assumed debt (3)	(1,192)	(3,385)
Proceeds from disposals of assets net of taxes (3)	101	—
Issuance of Sanofi shares	176	175
Acquisition of treasury shares	(360)	(140)
Dividends paid to shareholders of Sanofi	(4,168)	(4,008)
Other items (4)	741	166
Change in net debt	1,235	(1,637)
Beginning of period	9,983	8,790
Closing of net debt	8,748	10,427
(1)Includes the impacts of the IFRIC final agenda decisions of March 2021 on the costs of configuring or customising application software used in a Software as a Service (SaaS) arrangement and of April 2021 on the attribution of benefits to periods of service.
(2)Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(3)Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
(4)In 2022, includes upfront payment of $900 million received in July as part of Libtayo license-out.

Appendix 6: Currency sensitivity
2022 business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	+0.05 USD/EUR	-EUR 0.15
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.01
Russian Ruble	+10 RUB/EUR	-EUR 0.02
Currency exposure on Q3 2022 sales

Currency	Q3 2022
US $	49.4%
Euro €	18.0%
Chinese Yuan	6.2%
Japanese Yen	2.9%
Mexican pesos	1.8%
Brazilian Real	1.7%
Canadian $	1.5%
Russian ruble	1.3%
British Pound	1.2%
Australian $	1.2%
Others	14.8%
Currency average rates

	Q3 2021	Q3 2022	Change
€/$	1.179	1.007	-14.6%
€/Yen	129.790	139.332	+7.4%
€/Yuan	7.629	6.909	-9.4%
€/Real	6.163	5.289	-14.2%
€/Ruble	86.603	60.008	-30.7%

Appendix 7: Definitions of non-GAAP financial indicators
Company sales at constant exchange rates (CER)
When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.
We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to Company sales at constant exchange rates for the third quarter and the first nine months of 2022

€ million	Q3 2022	9M 2022
Net sales	12,482	32,272
Effect of exchange rates	1,108	2,110
Company sales at constant exchange rates	11,374	30,162
Business net income
Sanofi publishes a key non-GAAP indicator. Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•expenses arising from the impact of acquisitions on inventories
•other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures),
•restructuring costs and similar items(1),
•other gains and losses (including gains and losses on disposals of non-current assets(1)),
•costs or provisions associated with litigation(1),
•tax effects related to the items listed above as well as effects of major tax disputes,
•net income attributable to non-controlling interests related to the items listed above.
(1) Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Notes B.19. and B.20. to our consolidated financial statements.
Free cash flow
Free cash flow is a non-GAAP financial indicator which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments1 (net of divestments1), for debt repayment, and for capital return to shareholders. Free Cash Flow is determined from the Business Net Income adjusted for depreciation, amortization and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains & losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions2 net of disposal proceeds2, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS and it is not a substitute measure for the IFRS aggregate net cash flows in operating activities.
1 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
2 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).